UNITED STATES
                   SECURITES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


                               FORM 13G

               Under the Securities Exchange Act of 1934
                       (Amendment No. ________)


                           SEVERN BANCORP, INC.
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                           (Name of Issuer)

                           Common Stock
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                    (Title of Class of Securities)


                            81811M100
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                            (CUSIP Number)


                         December 31, 2002
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        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1.       Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Louis Hyatt

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
             -------------------------------------------------------------------
         (b)      X*
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              * This Reporting Person is part of a "Central Group" as determined by the Office of Thrift Supervision but does not affirm the existence of such a group.

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Citizenship or Place of Organization
         United States of America

                  5.       Sole Voting Power:                 409,410
                                              ----------------------------------
Number of
                  --------------------------------------------------------------
Shares            6.       Shared Voting Power:        21,6901
                                                --------------------------------
Beneficially
                  --------------------------------------------------------------
Owned by          7.       Sole Dispositive Power:   409,610
                                                  ------------------------------
Each
                  --------------------------------------------------------------
Reporting         8.       Shared Dispositive Power:   21,6901
                                                     ---------------------------
Person With

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    431,100

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  NONE

11.      Percent of Class Represented by Amount in Row (9)
                  10.4%

12.      Type of Reporting Person (See Instructions)
                  IN




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1 These shares are owned by Mr. Louis Hyatt and his wife.

Item 1.           (a)      Severn Bancorp, Inc.
                  (b)      1919A West Street, Annapolis, Maryland  21401

Item 2.           (a)      Louis Hyatt
                  (b)      1919 West Street, Annapolis, Maryland  21401
                  (c)      Maryland
                  (d)      Common
                  (e)      81811M100

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.  Ownership
                  (a)      431,100
                  (b)      10.4%
                  (c)      (i)      409,410
                           (ii)       21,690
                           (iii)    409,410
                           (iv)       21,690


Item 5.        Ownership of Five Percent or Less of a Class
               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
               Parent Holding company or Control Person.
               Not Applicable

Item 8.        Identification and Classification of Members of the Group
               Not Applicable

Item 9.        Notice of Dissolution of Group
               Not Applicable

Item 10.       Certification
               Not Applicable

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 13, 2003
                                       ----------------------------
                                       Date

                                       /s/ LOUIS HYATT
                                       -----------------------------
                                       Signature

                                       Louis Hyatt
                                       -----------------------------
                                       Name/Title